

Mail Stop 3561

September 3, 2009

<u>Via U.S. Mail and Facsimile to</u>
Mr. Daniel R. Van Ness
President
Musician's Exchange
1140 Lilac Charm Avenue
Las Vegas, Nevada 89183

Dear Mr. Van Ness:

On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards,and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed on August 27, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an updated Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K/A.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

The amendment to Form 8-K should be filed within four business days of receipt of this letter. Please also advise us as to how you intend to address any re-audit requirements as previously requested in our letter dated August 14, 2009. If you have any questions, I can be reached at 202-551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant